CryptoLogic Inc.
RENEWAL ANNUAL INFORMATION FORM
For the year ended December 31, 2005
Dated March 24, 2006

TABLE OF CONTENTS

ITEM 1: INTRODUCTION	1
ITEM 2: CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Intercorporate Relationships	2
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	3
Three-Year History	3
ITEM 4: DESCRIBE THE BUSINESS	7
Summary	7
Principal Markets	7
Distribution Methods	9
Revenue	10
Production and Services	10
Specialized Skill and Knowledge	11
Competitive Conditions	11
New Products and Services	12
Intangible Properties	13
Cycles	14
Economic Dependence	14
Changes to Contracts	15
Employees	15
Foreign Operations	15
Risk Factors	16
ITEM 5: DIVIDENDS	22
ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE	22
ITEM 7: MARKET FOR SECURITIES	22
ITEM 8: DIRECTORS AND OFFICERS	23
ITEM 9: AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	27
ITEM 10: LEGAL PROCEEDINGS	29
ITEM 11: TRANSFER AGENTS AND REGISTRARS	29
ITEM 12: NAME OF EXPERTS	29
ITEM 13: ADDITIONAL INFORMATION	29

SCHEDULE A — AUDIT COMMITTEE TERMS OF REFERENCE	31

Item 1: INTRODUCTION
All dollar amounts in this Annual Information Form are in United States dollars, except where indicated otherwise. Effective January 1, 1998, the Company’s reporting currency is in United States dollars. Some figures and percentages may not total exactly due to rounding.
Certain general information contained in this Annual Information Form concerning the industry in which the Company operates has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.
Certain statements contained in this Annual Information Form constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding the growth of the online gaming industry and future governmental, legislative and legal developments. When used in this document, the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.
Marvel and all related character names and the distinctive likeness thereof: TM and © 2006 Marvel Characters, Inc. All rights reserved. www.marvel.com
Item 2: CORPORATE STRUCTURE
Name, Address and Incorporation
CryptoLogic Inc. (“CryptoLogic” or the “Company”) was formed by articles of amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the Amalgamation, Biroco Kirkland Mines Limited did not carry on active operations.

The Company’s registered office is located at 220 Bay Street, 7th Floor, Toronto, Ontario, Canada, M5J 2W4. The Company’s head office is located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7.
On June 28, 1996, the Company changed its name from “Inter.tain.net Inc.” to its current name, “CryptoLogic Inc.”
Intercorporate Relationships
The organizational structure of the Company and our operating subsidiaries (collectively, the “Subsidiaries”) as of December 31, 2005 is set forth below. CryptoLogic is the software group located in Canada, which provides software development, upgrades and technical support for WagerLogic Limited (“WagerLogic”). Located in Cyprus and the United Kingdom (“UK”), the WagerLogic group of companies provides licensing for our Internet gaming software, e-cash management, customer support and other services to third-party gaming operators or licensees around the world. Our WagerLogic subsidiary is responsible for the overall licensing of our total gaming software solution and services including the provision of 24/7 customer support to our licensees’ global player base. Our ECash Direct subsidiary provides an e-cash management system that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our Ads Dot Com subsidiary offers marketing services to licensees. For the remainder of this document, the consolidated operations of the Company and our Subsidiaries will be referred to collectively as “we”, “our”, the “Company” or “CryptoLogic,” unless otherwise specifically noted.
Note:
In all cases in the above chart, the parent company owns directly or indirectly, all of the issued and outstanding shares of the applicable subsidiary.

Item 3: GENERAL DEVELOPMENT OF THE BUSINESS
CryptoLogic is a pioneer and global leading software and services provider to the Internet gaming market. Today, we are one of the industry’s longest-established publicly traded online gaming software companies, and our leadership in regulatory compliance makes us one of very few companies with gaming software that is certified to strict standards similar to land-based gaming. As at December 31, 2005, through our wholly-owned subsidiary, WagerLogic, we license and support our Internet-based gaming software package to 9 licensees located around the world, including a number of well-known UK brand name and land-based gaming organizations. Our licensees have government authority to operate Internet gaming sites in two jurisdictions, Alderney in the British Isles and the Netherlands Antilles.
Since inception, our software solutions have processed approximately $39 billion in secure online wagers for 2.4 million registered players in 240 countries worldwide.
Three-Year History
The global online gaming industry has grown from $7.2 billion in 2003 to $12.0 billion in revenues in 2005, and is forecast to rise to $14.8 billion in revenue in 2006 (source: Global Betting and Gaming Consultant, December 2005 (“GBGC”)). While online gaming continues to promise vast potential — expected to account for about 6% of global gamblng revenue in 2006 (source: GBGC) — the market is already dominated by major operators. Competition is intensifying for players and market position. The industry is experiencing signs of consolidation as operators increase market share through acquisition. We continue to operate in a challenging business environment faced with regulatory uncertainty including ongoing efforts aimed at banning or restricting online gaming in the United States (“US”) and certain European countries, and restrictions by some US credit card processors and certain US advertisers.
International markets, such as Europe and particularly the UK, have become a core focus for CryptoLogic over the past three years. Our international strategy focuses on investing in and capitalizing on our relationships with leading, international brand name licensees in foreign (i.e. non-North American) markets that are embracing Internet gaming and represent attractive growth potential.
CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry. We have sought and achieved certification of our software in strictly regulated jurisdictions. It is through this process that we maintain our reputation as the pioneer in online gaming and a trusted provider for licensees and their customers.

Given our regulatory experience, we are positioning for the pending implementation of the regulatory framework under the new Gambling Act 2005 in the UK, and to offer this jurisdiction as an option for our customers, provided the British government establishes a commercially-attractive marketplace. In enabling the regulation of Internet gaming for the first time in the UK, this Act opens the door to a large, credible and stable industry in a regulated and licensed environment. While the underlying rules and codes have yet to be finalized, it is expected that application for online gaming licenses can be made starting in January 2007 in advance of the new regulatory regime becoming fully operational by September 2007. In the meantime, we are planning to invest in initiatives to position our Company for a regulated UK market, and doing our part to provide input to the process of developing the final legislative codes.
As the industry becomes increasingly competitive and sophisticated, we must offer a strong value proposition to our customers to help them respond to their players that are demanding more choice and entertainment value. This is why CryptoLogic continues to emphasize product innovation in our core Internet casino and Internet poker software, which are proven, major growth markets of online gaming. We continue to offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities to market to players in order to help customers attract, retain and re-activate players, and to remain an industry leader. In order to accomplish this, considerable time and financial resources have been invested in strategic areas of our product development and system capabilities over the past three years.
Implemented in the third quarter of 2004, CryptoLogic’s $12.5 million major investment program was completed in 2005. This program was above and beyond our normal course expenditures and aimed at significantly upgrading our casino and poker gaming offering, system infrastructure and scalability and back-office systems and customer support.
The following summarizes key milestones the Company has achieved over the past three years that have been important to maintaining our stature as a leading public software company in the online gaming industry:
1.	International growth — CryptoLogic has achieved increasing geographic diversification as reflected in licensees’ international revenue exceeding 65% in 2005, a steady increase from over 60% in 2004, and over 55% in 2003, reinforcing the Company’s global strategy. We work with some of the best international names in online and land-based gaming including William Hill, Littlewoods Gaming, InterCasino, The Ritz Club London Online, and ukbetting. We have developed a strong presence in the UK, where regulation of online gaming was enacted in April 2005. Our geographic mix represents a well-diversified business that mitigates regulatory uncertainty in any one jurisdiction, while maximizing opportunities around the world.

In order to focus on quality of licensees that yield the greatest “return on effort”, WagerLogic decided to rationalize and reduce the number of licensees from a high of 21 in 2003 to 9 in 2005. Over this same 2-year period, CryptoLogic’s revenue and earnings have increased 95% and 117% respectively. In 2005, Betfair, one of our poker software licensees, decided to bring its poker software in-house, in line with its long term strategy to own and operate all of its core products. Betfair is uniquely positioned with significant internal technical expertise, while our other customers — who are primarily gaming and/or casino organizations — continue to benefit from the greater liquidity, outsourced technical expertise and expanding product offering developed by CryptoLogic.

Betfair will continue its exclusive agreement with WagerLogic until June 2006, with an option to extend until January 2007. Regardless of when Betfair leaves between June 2006 and January 2007, WagerLogic will receive fees from Betfair such that we anticipate no material effect on CryptoLogic’s 2006 results. We expect that revenue and player growth from continuing licensees in both poker and casino will help offset Betfair’s departure and contribute to continued positive momentum into 2007, along with the potential signing of new licensees that would enhance expected growth.

CryptoLogic’s record of growing revenue and earnings validates our commitment to work with a targeted group of major licensees to generate the highest returns.

2.	Market-oriented solutions — Although CryptoLogic was instrumental in pioneering the Internet gaming software industry, there has been increasing competition over the past three years. In order to remain an industry leader, we have invested significantly in product research and development and service enhancements, including our major investment program highlighted earlier.

In the last few years, we have continued to expand and enhance our core casino and poker software. Since 2003, we have introduced more than 65 popular slot and casino table games, including unique, first-to-market offerings such as: the world’s first and only play-for-real slot version of the highly popular gem-matching game, Bejeweled; the Internet’s first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as The Hulk, Daredevil and X-Men, which brands have been exclusively licensed for CryptoLogic-developed games; the Internet’s first “Fruit Machines”, a tradition in UK pubs; and our own patented progressive jackpot slot, Millionaires Club™, which has provided some of the biggest jackpots online including the most recent winner of more than $1.7 million on a 90 cent bet.

We continued to expand the game offering and functionality of our poker software including 10 new lower-limit games, new high-speed Lightning™ games, our SIXPAK™ “final table” tournament option as well as multi-table and satellite tournament capabilities to offer players a broader choice of poker games at their desired speed and levels. The central poker room shared by WagerLogic licensees currently attracts more than 9,000 concurrent online players, while we have scaled up our system to support more than 16,000 simultaneous poker players online and accommodate growing player traffic and volumes. We also launched a Greek language Internet poker site for William Hill, the first deployment of CryptoLogic-developed online poker software in a European language.

To help our licensees better understand, respond and target market their players, we also enhanced our back-office and decision-management tools. We also continued to expand our payment solution including new e-check/debit methods (ex. EverywhereMoney, PaySafe™), added a new European processor and expanded fraud controls (ex. third-party address/credit card verifications, negative databases, poker fraud tool).

3.	Regulatory leadership — We are one of the few online gaming providers in the world to have our software certified in highly regulated jurisdictions comparable to land-based casino standards. This was achieved in Alderney and the Isle of Man, both in the British Isles. In order to achieve government approval, we were subject to extensive probity to ensure the integrity of our Company and key personnel, and our software was reviewed and certified by government-accredited independent testing organizations that audited our software to ensure fair and responsible gaming. CryptoLogic is one of the first publicly traded online gaming software companies in the world. In September 2003, CryptoLogic also listed and commenced trading on the Main Market of the London Stock Exchange to grow our presence in European markets. Our public company transparency, regulatory approval and experience provide us with a competitive advantage as more jurisdictions such as the UK move to implement high regulatory standards for online gaming.
Trends
In order to remain competitive, CryptoLogic has had to devote increasing financial and human resources to meet the technological and regulatory challenges associated with remaining an industry leader. As product diversification and player sophistication increases, our need to hire greater numbers of software and industry specialists has increased. This has contributed to higher operating costs to accommodate the growth of our business and in order to maintain our competitive advantage in our priority game areas. In particular, we have increased investments in Internet casino and poker to broaden our product offering in response to growing competition and player demands. We are already experiencing positive returns from these investments.
Should prohibitions or restrictions on online gaming legislation be introduced in the US and other jurisdictions such as certain European countries, industry participants in this market may increasingly focus their business on our primary market in the UK, which could place further competitive pressures on our business.

Given the trend to regulate online gaming in certain European markets, the costs associated with carrying on business may increase as regulatory initiatives may require greater resources to meet changing compliance standards. While we presently meet the highest standards for compliance and certification in Alderney and the Isle of Man, changes in regulatory requirements, including regulatory fees and taxation, could impact on the costs of doing business.
Not all changes in the industry are foreseeable, but the growth of the industry, heightened competition and anticipated legislation will likely accelerate the need to offer comprehensive player solutions at an increasing rate.
Item 4: DESCRIBE THE BUSINESS
Summary
CryptoLogic is one of the first publicly listed online gaming software developers and suppliers, and a leader in the global Internet gaming industry. We trade on the Toronto Stock Exchange (symbol: CRY), NASDAQ National Market (symbol: CRYP) and the London Stock Exchange’s Main Market (symbol: CRP). Our software development group and head office are located in Canada, which provides software development, upgrades and technical support for WagerLogic, a wholly-owned subsidiary of CryptoLogic. Located in Cyprus and the UK, the WagerLogic group of companies provides licensing for our Internet gaming software, e-cash management, customer support and other services to third-party gaming operators or licensees around the world. Our e-cash management system enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our 24/7 customer call centre support helps our licensees’ players with technical questions or assistance with the gaming software and e-cash accounts. Other licensee services include marketing services.
As at December 31, 2005, we had 9 licensees located around the world including a number of well-known UK brand name and land-based gaming organizations. Our licensees have government authority to operate their online gaming operations, principally in the Netherlands Antilles and Alderney, in the British Isles.
Principal Markets
CryptoLogic, through WagerLogic, provides a complete, turn-key online gaming solution predominantly focused on the Internet casino and poker markets of the global online gaming industry. We work with a select group of international brand name licensees and target prospective licensees with a global focus in the key geographic markets for online gaming including the UK and Continental Europe, which we view as the regions that offer the best near-term growth opportunities.

Our total online gaming solution is comprised of:
1.	A broad, turn-key Internet-based gaming software suite featuring:
•	more than 160 casino table and slot games

•	player-to-player poker

•	multi-player bingo

•	multiple languages (English, Spanish, Japanese, Chinese, French, German, Italian, Greek)

•	multiple currencies (US dollars, British pound sterling and Euros)

•	multiple platforms (download, non-download (Java and Flash), wireless);

•	play-for-fun and play-for-cash mode;
2.	A proprietary e-cash management system; and

3.	24/7 multi-language customer support.
Our Internet-based gaming and electronic commerce software products are used by licensees to create virtual casinos, bingo halls or poker rooms. The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino, bingo hall or poker room, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Our most popular casino games are also available on both the Java and Flash platforms, which provide an entertaining gaming experience without having to wait for a download.
Among other things, our software contains proprietary encryption features, which allow secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.
As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and e-cash transactions in real-time.
Our gaming solution is complemented by an e-cash management system. We provide Internet-based electronic commerce support and technology to our licensees and their respective customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users. For the majority of our licensees, we report and remit to our licensees the net transaction revenues less licensing and support fees payable to the Company (as outlined in the applicable licensing agreement). Some licensees have responsibility for their own e-cash systems to enable an integrated account of all their online offerings, which have our licensees remit licensing fees to us.

Utilizing our electronic commerce software, users can purchase electronic cash through a wide range of payment options – by credit card, debit card, electronic wallet, electronic check, transfer from their bank account, wire transfer, or personal check, or have the balance in their account returned through their credit card account, by check or their electronic wallet. Users of our electronic commerce software products are charged nominal fees for using this service.
To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.
We also provide 24/7 customer support in the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base, which is available to help players with technical questions or assist with the gaming software and e-cash accounts.
It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide.
Distribution Methods
We currently market our technology and services through a select sales and marketing strategy whereby we identify key potential customers that meet our licensee profile, and then contact such prospects directly. We also attend industry trade shows around the world to generate new prospects, and respond to referrals from existing customers and other industry participants. Consistent with our focus on quality over quantity, we have become increasingly selective and refined our targeted new licensees to only one or two substantial new customers each year that have, what we consider, the criteria for success — a trusted brand name, an established base of gamers to cross-market new products, and the financial resources and commitment to market their site in a global and competitive environment.
We do not limit our sales efforts to particular jurisdictions. However, the US market continues to face challenges, given legislative uncertainty arising from prohibition initiatives. Therefore, we are leveraging our strong UK licensee base to continue to focus our sales and marketing efforts in our key markets of the UK and Continental Europe, and to explore longer term prospects in other markets such as Asia.
Our strategy for Europe and Asia includes the use of or introduction of multi-language and multi-currency versions, by marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base.

While Asia offers large market potential, this region represents a longer term opportunity because of higher barriers to entry due to fragmented legislation and no single popular payment form. We have attended Asian-Pacific trade shows and look to identify local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations. We will continue to pursue opportunities in this market that we believe will generate an appropriate return.
Revenue
Substantially all of our revenue is of an ongoing nature in that WagerLogic’s licensees pay an ongoing fee for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from other sources including the provision of software customization and advertising services. Historically, we experience seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.
In fiscal 2005, revenue was $86.3 million (2004: $63.7 million), with 93% (2004: 96%) of this amount represented by ongoing software licensing fees. Other revenue sources accounted for 7% of revenue (2004: 4%).
Fee revenue from our casino and bingo businesses is calculated as a percentage of a licensee’s level of activity in its online casino or bingo site. By contrast, fees from Internet poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. $53.0 million or 61% of our total revenue was derived from our casino business in 2005 (2004: $47.9 million or 75%). Internet poker fees grew to $27.0 million or 31% in 2005 (2004: $12.0 million or 19%). Internet bingo fees were $0.6 million or less than 1% of revenue (2004: $1.2 million or 2%).
Production and Services
Through its wholly-owned subsidiary, WagerLogic, the Company’s gaming software, e-cash management system and 24/7 customer support, are licensed, typically as a complete solution, to an international customer base. WagerLogic licensees pay an initial one-time customization fee to brand the software to the look and feel of that particular customer and then an ongoing fee for the licensing and support of the software, calculated as described earlier.

The Company’s research and development (R&D) and compliance activities are predominantly performed in-house by 57% of the Company’s workforce at 2005 year end and who are located in Canada. Certain game variations, themes and components may be outsourced to third-party development organizations. In 2004, we began to organize our Company into dedicated teams to specialize in strategic focus areas: i) casino and poker game development and enhancements; ii) system infrastructure and scalability; and iii) enhancement of our customer support and back-office systems. Of the Company’s development staff in 2005, 36% was in casino software, 26% in poker software, 24% in product and back-office support and the remaining 14% in global IT and operations support. System infrastructure servers, which include gaming servers, e-cash servers, database servers and download servers, are required to ensure effective operations of licensees’ online gaming sites. The Company maintains the infrastructure servers, which are located in various jurisdictions around the world in secure facilities.
Specialized Skill and Knowledge
As at December 31, 2005, our Company, including our subsidiaries, employed 358 people, with 239 employees located in Canada and 119 located internationally. 86% of our staff is dedicated to development, compliance, sales, licensee and customer support.
Our ability to attract and retain highly skilled technical and management personnel and a multi-lingual customer support staff is one of the key factors in our success.
As the demand for gaming options and the quality of products has increased, additional staffing requirements have been necessary to remain competitive. In 2005, our employees increased to 358 from 291 in 2004. We anticipate moderate future growth in the number of employees.
Competitive Conditions
Although online gaming is a fast-growing industry, it is becoming increasingly competitive and sophisticated. GBGC, a consulting firm focused on the land-based and online interactive gaming industries, suggests that the global market for online gaming, which is comprised of casino games, sports betting, bingo, poker and lotteries, will rise to $14.8 billion in annual online gaming revenue in 2006, up from $12.0 billion in 2005. While it is difficult to confirm the exact number of Internet gaming sites since most companies are private, current estimates are around 1,100 online gaming properties (source: Casino City), down from more than 1,800 (source: River City Group) several years ago – which points to industry consolidation. As Internet gaming has developed and increased in sophistication, so have the players who can choose from a proliferation of sites. Competition for players’ attention and share of wallet is intensifying, and players are demanding more value, more games and the ultimate entertainment experience.

CryptoLogic’s primary focus areas are Internet casino and poker, which are proven, cash generative business sectors on the Internet. Online casino first developed almost 10 years ago. Therefore, Internet casino is a more mature and competitive marketplace, although it remains a major pillar at over 20% of the global online gaming market (source: GBGC). While Internet poker first took off a few years ago, it has grown 30-fold to an estimated $2.6 billion (source: GBGC). This sector is already dominated by major operators offering liquidity (that is, a site which is well populated to ensure a player will always find a game, anytime and at his stake level), and a variety of games and tournaments. While it is unreasonable to expect online poker to continue to grow at the same pace, industry experts forecast poker to continue at a healthy rate exceeding 40% growth in 2006 to $3.7 billion (source: GBGC).
Licensees of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services, expand our system infrastructure and resiliency, keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.
We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the stage of development of the industry and the number of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become competitors of CryptoLogic. Increased competition from current and future competitors and increased expenditures has and could continue to result in the reduction of margins, or could result in the loss of market share.
The global nature of Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to known current competitors.
New Products and Services
In 2005, we continued to introduce new poker software enhancements and features including high-speed Lightning™ games, our own trademarked SIXPAK™ ‘final table’ tournament play, and an expanded range of lower-limit tables. Today, we offer one of the most extensive poker offerings on the Internet, ranging from play for fun, 0.15/0.25 to 150/300 games for a wider range of stakes, levels and speed of play.

We continued to expand the capacity and resiliency of our poker system, which supports more than 16,000 simultaneous poker players. Today, nine major licensees use our solution and are benefiting from increased player traffic and revenue growth derived from the central poker room they share, which currently attracts more than 9,000 concurrent online players, up from over 8,000 at the end of 2005, and over 4,500 at the end of 2004.
As a result, our Internet poker fees rose 126% reaching $27.0 million (2004: $12.0 million) and exceeded the industry growth rate of 86% (source: GBGC). This accounted for 31% of revenue (2004: 19%).
In 2005, we continued to expand our game suite in our core casino business with a succession of new themes and variations. New games help re-energize players and drive increased revenue for our licensees. During 2005, we released more than 20 casino games including: 12 new multi-line video slot and jackpot games with added elements of skill through arcade-style bonus rounds; a multi-line version of the Millionaires Club™ progressive jackpot game, a favorite among players having awarded two million-dollar-plus jackpots in 2005; the Company’s two first-ever scratch cards; and the Internet’s first and only online slot versions of Bejeweled and Marvel-themed Super Heroes like The Hulk, Daredevil and X-Men, which are contributing meaningful revenue, and already represent more than 10% of licensees’ casino revenue for the month of December 2005.
As a result of new game introductions, our online casino revenue rose 11% to $53.0 million in 2005 (2004: $47.9 million), despite the fact that this market is more developed and competitive. Internet casino remains our core business, representing 61% of our total revenue in 2005 (2004: 75%).
In our competitive market, we have also enhanced our back-office offering with improved business intelligence and data mining solutions to help our licensees retain and re-activate lapsed players.
Intangible Properties
As a leading software developer in the Internet gaming industry, our business is based on licensing our gaming software and related proprietary e-commerce technology and support services through WagerLogic. Licensing contracts generally extend 3 years in term, are exclusive and have renewal provisions, which provide us with a long term ongoing revenue stream. We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is in part dependent upon our ability to protect our proprietary information and technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. Our source codes are proprietary to us and we attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our product or otherwise obtain and use information that we regard as proprietary.

We have patents and trademarks in certain jurisdictions and are in the process of applying for further trademark registrations and patents, which may provide protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.
We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.
We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation compromised.
There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.
We also have licensing agreements with third parties for intellectual property that we use in the provision of our gaming software and services, which are subject to renewal.
Cycles
Historically, we have experienced slower revenues in the second and third quarters, as the use of the Internet is not as strong in the summer months, when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.
Economic Dependence
In fiscal 2005, our top 7 licensees accounted for 90% of our total revenue. In addition, a majority of key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license in their respective jurisdictions or a material change in the terms of the license agreements could have a material adverse effect on our business, revenues, operating results and financial condition.

Changes to Contracts
The Company’s online gaming software solution and services are licensed to third-party gaming operators around the world. Licensing contracts generally extend 3 years, are exclusive, and have renewal provisions, which provide us with a long term ongoing revenue stream. Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contract, which could adversely affect our business, revenues, operating results and financial condition.
Employees
As at December 31, 2005, our Company, including our subsidiaries, employed 358 people, with 239 employees located in Canada and 119 located internationally.
Foreign Operations
A significant portion of our revenues is derived from licensing and support fees in non-North American countries. The Company and our licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, others have demonstrated acceptance of such activities. Currently, approximately 85 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming (source: River City Group).
As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.
There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which the Company and its licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.
Our ability to expand our business in certain countries will require modification of our products, particularly domestic language and currency support. There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Risk Factors
CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Company’s 2005 Management’s Discussion and Analysis filed with various Securities Commissions.
Industry Risks
Government Regulation
The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees operate under online gaming licenses issued by governments in two jurisdictions, Alderney and Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and/or have adopted or are in the process of considering legislation to regulate Internet gaming.
The Isle of Man and Alderney — both in the British Isles — are already fully regulated environments for Internet gaming, based on high standards consistent with land-based gaming. In April 2005, the UK enacted law to regulate online gaming for the first time in that jurisdiction. The British government is currently drafting the underlying rules and codes to establish its new regulatory framework. The first online license applications are expected to be accepted in January 2007, with licenses granted and operational by September 2007. However, there is no assurance that UK regulatory regime will provide a commercially-viable market and may create restrictions that can have a material adverse effect on our customers, our business, revenues, operating results and financial condition.
While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and Holland where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these member states are in contrast with a favourably-viewed ruling from the European Court of Justice that challenged member state monopolies and have prompted the European Commission to consider creating new legislation that could harmonize online gaming within the European Union, in line with the European Commission’s goal of encouraging a free and open cross-border market.
As companies and consumers involved in Internet gaming, including our licensees and their players, are located around the globe, there is uncertainty regarding which government has authority to regulate or legislate the industry. However, legislation and legal action designed to restrict or prohibit Internet gaming have been and may be adopted in the future in the US or other jurisdictions.

Future decisions may have a material impact on our operations and financial results. Existing legislation, including US federal and state statutes, have been and could continue to be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk that governmental authorities may view us or our licensees as having violated such statutes. Therefore, there is a risk that legal proceedings could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry. This could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings and restrictions could have a material adverse effect on our business, revenues, operating results and financial condition.
Given the legislative uncertainty, particularly in the US, we have geographically diversified our business and customer base in global markets such as the UK that embrace online gaming. Nevertheless, there can be no assurance that additional legislation or more stringent legislation will not be proposed and passed in the US or in other relevant jurisdictions to regulate or restrict various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.
Payment Processing
Starting in December 2001, certain financial institutions in the US ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legislation of Internet gaming in that country. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues in 2002 relative to those in 2001. There can be no assurance that other financial institutions or credit card issuers in the US or other countries will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. However, we have attempted to mitigate this risk with ongoing expansion of the Company’s alternate payment solutions and our focus on expanding our business in Europe. In addition, the loss of a major payment option could have a material adverse effect on our business.
There can be no assurance that our systems and measures in place will guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial condition. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law
In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is currently uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.
The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.
Business Risks
E-commerce Adoption
The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. The marketplace for electronic commerce continues to develop, and is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on our operations and financial results.
Internet Viability and System Infrastructure and Reliability
The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on us by the continued growth of the Internet, the overall online gaming industry or that of our customers.
The Internet’s viability could be affected by delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favorably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, revenues, financial condition and operating results will be materially adversely affected, and we may be forced to cease operations.

End-users of our software depend on Internet service providers, online service providers, gaming site operators and our system infrastructure for access to the sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability and interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volume of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.
Also, the increasing presence of viruses and cyber attacks may affect the viability and infrastructure of the Internet and could materially adversely affect our business.
Market Demand
The Internet gaming industry continues to rapidly evolve and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to uncertainty and growing competition.
Substantially all of our revenues to date have been derived from the licensing of our Internet gaming software and the support of our associated services through our licensing subsidiary. If the market develops more slowly than expected, or becomes saturated with competitors or competitive products or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.
Security
Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will be prevented in the future, and any system intrusion or attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties
Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees’ customers and servers to communicate with each other. If ISPs experience service interruptions or legal restrictions on their activities, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the redundancy of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.
Chargebacks
As a result of increasing player deposit levels, we are subject to higher exposure to chargebacks, which may also result in possible penalties and shut off of the payment option. Chargebacks are deposit transactions credited to a user’s account that are later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, any increases in this factor could have a material adverse effect on our business, revenues, operating results and financial condition.
Foreign Exchange
Our financial results are reported in US currency, which is subject to fluctuations relative to the currencies of the countries in which we operate, including US dollars, British pound sterling, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.
Hiring and Retaining Employees
Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Growth
We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that puts pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses or our inability to manage or build future growth efficiently could have a material adverse effect on our business, revenues, operating results and financial condition.
Future Acquisitions and Investments
As part of our business strategy, we may make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.
Stock Volatility
The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.
In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.
Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ National Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares.

Item 5: DIVIDENDS
On September 10, 2003, CryptoLogic’s Board of Directors adopted a quarterly dividend policy, the first in our history. The Board declared our inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, CryptoLogic’s Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid on December 15, 2004. On the dividend’s third anniversary, a subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.
Item 6: DESCRIPTION OF CAPITAL STRUCTURE
Our authorized capital consists of an unlimited number of common shares. As of December 31, 2005, there were 13,322,400 common shares issued and outstanding. The common shares entitle holders to one vote per share at all shareholder meetings. Common shareholders are also entitled to receive any dividends declared by the Board of Directors.
Item 7: MARKET FOR SECURITIES
Our common shares have been listed for trading on the Toronto Stock Exchange since September 30, 1998 under the symbol “CRY”, on the NASDAQ National Market since March 20, 2000 under the symbol “CRYP”, and on the Main Market of the London Stock Exchange since September 15, 2003 under the symbol “CRP.” The following table provides the monthly trading information of the Company’s shares on the Toronto Stock Exchange for the year ended December 31, 2005*:

	Trading Summary for: CRY
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	23.950	23.950	21.020	22.810	3,079	630,125	14,309,538.600
2005/11	19.950	25.950	19.300	23.510	7,958	1,625,309	38,538,406.040
2005/10	20.620	20.620	17.600	19.880	4,045	880,470	16,934,693.060
2005/09	21.690	21.930	18.000	20.350	6,161	1,706,029	34,424,397.090
2005/08	34.500	35.400	21.170	21.460	9,726	2,552,925	64,777,186.730
2005/07	37.000	38.500	31.500	34.500	4,293	858,533	29,422,443.220
2005/06	42.050	45.880	36.120	36.870	5,205	1,139,823	47,262,048.150
2005/05	37.300	43.990	36.000	42.350	4,226	944,586	38,823,942.430
2005/04	38.680	41.000	35.500	36.860	4,496	973,867	37,362,181.200
2005/03	37.000	42.120	35.010	37.540	6,213	1,816,871	70,984,402.700
2005/02	30.700	39.470	28.860	37.230	5,805	1,494,160	50,455,937.320
2005/01	29.590	30.950	26.500	30.710	3,143	760,826	21,841,516.120

* Trading information is in Canadian dollars, except the number of trades and volume traded.

Item 8: DIRECTORS AND OFFICERS
The names of the directors and senior officers of our Company at March 24, 2006, their municipalities of residence, their respective positions with our Company and the date upon which they were first elected as a director or officer of CryptoLogic are set out in the table below:

				Common
			Date of First	Shares Held
Name and Municipality			Election as	as at March
of Residence		Principal Occupation	Director(5)/Officer	24, 2006(6)

Robert H. Stikeman(2)(4) Toronto, Ontario	• •	Chairman of the Board and Director of the Company Partner, Stikeman, Graham, Keeley & Spiegel LLP (a law firm)	March 7, 1996	5,000
Randall Abramson(1)(3)(4) Toronto, Ontario	• •	Director of the Company President, Strategic Capital Partners Inc., and CEO of its affiliate, Strategic Advisors Corp. (portfolio investment firms)	May 1, 2003	1,800
Stephen H. Freedhoff, CA, CFP(1)(2)(3)(4) Toronto, Ontario	• •	Director of the Company Self-employed consultant	May 1, 2003	5,000
Edward L. Greenspan, Q.C.(2)(3)(4) Toronto, Ontario	• •	Director of the Company Senior partner, Greenspan, White (a law firm)	May 1, 2003	Nil
Lewis N. Rose, CA(7) Toronto, Ontario	• •	Director of the Company President and CEO of the Company	July 15, 2002	50,600
Nigel Simon(1)(3)(4) London, England	• •	Director of the Company Self-employed consultant	September 2, 2005	1,600
Stephen B. Taylor, CA Toronto, Ontario	•	CFO of the Company	August 8, 2005	2,200
Michael Starzynski Toronto, Ontario	•	CTO of the Company	March 17, 2003	7,115
Jenifer Cua, CGA Toronto, Ontario	•	VP, Finance and Treasurer	May 27, 2004	3,425
Andrew Goetsch Toronto, Ontario	•	VP, Poker Software Development	December 20, 2004	4,040
Marilyn Shabot Toronto, Ontario	•	VP, Human Resources	January 14, 2003	1,400

Notes:

1.	Member of audit committee.

2.	Member of corporate governance & compliance committee.

3.	Member of compensation committee.

4.	Member of nominating committee.

5.	Each director is elected annually to hold office until the next annual meeting of shareholders.

6.	Common shares beneficially owned, directly or indirectly, or exercised control or direction over by director or officer.

7.	Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and appointed President and CEO on March 7, 2003.

As of March 24, 2006, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 0.06% of the issued and outstanding common shares of the Company.
Further details for of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.
Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 2002 and also serves as the Company’s Secretary. He has been a partner for the past 20 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman plays a key role in guiding CryptoLogic’s legal and compliance strategies, and has since 1996. He is also Chairman of the Company’s Nominating Committee.
Randall Abramson is co-founder and President of Strategic Capital Partners Inc. and co-founder and Chief Executive Officer of its affiliate, Strategic Advisors Corp., both Toronto-based portfolio management firms for high net worth individuals and institutions. Prior to founding Strategic Capital and Strategic Advisors, Mr. Abramson was a portfolio manager and analyst at the wealth management firm, Connor Clark & Company Ltd. from 1996 to 1998, and prior thereto, was a portfolio manager and analyst at institutional money manager, Hodgson Roberton Laing Limited from 1991 to 1996.
Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff is also Chairman of the Company’s Audit Committee.
Edward L. Greenspan, Q.C., L.L.D., D.C.L., is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970, and received his Queen’s Counsel in 1982. Mr. Greenspan taught law at the University of Toronto Law School for approximately 28 years. He has been involved in some of the most high profile cases in Canada. Mr. Greenspan was a Director of Alliance Communications Corp. from June 1993 to September 1998. Mr. Greenspan is also Chairman of the Company’s Corporate Governance Committee and Compensation Committee.

Lewis N. Rose, CA was appointed Interim President and Chief Executive Officer on July 15, 2002, and was appointed President and Chief Executive Officer on March 7, 2003. Mr. Rose was also appointed to the Board on May 1, 2003. He has two decades of experience in the consumer products, entertainment and financial services sectors in leadership roles at some of North America’s best-known companies. From 2000 to 2002, he was CEO of E-TV Interactive Technologies Inc., a private interactive technology company. From 1998 to 2000, he was President and a Director of Alliance Atlantis Communications Inc., one of the largest publicly traded television and film entertainment companies in Canada, and President and a Director of its predecessor, Atlantis Communications Inc., from 1997 to 1998. Mr. Rose was previously Chief Financial Officer and a Director of Maple Leaf Foods Inc., the largest publicly traded food-processing company in Canada, and President of Maple Leaf’s Grocery Products Division. Before that, Mr. Rose was Assistant Vice President in the Merger and Acquisition Group of Wood Gundy Inc. (now CIBC World Markets). Mr. Rose obtained his Chartered Accountant designation with Coopers & Lybrand (now PricewaterhouseCoopers).
Nigel Simon has been a self-employed consultant since January 2005. Previously, he held senior management and marketing roles for 20 years with Gallaher Group PLC, an approximately $4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK, with sales in 69 countries and manufacturing locations in the UK, Austria, Kazakhstan, Poland, Romania, Russia, Ukraine and Sweden. Most recently, Mr. Simon led a multi-billion-dollar business in Continental Europe for Gallaher. He served for 7 years as a Main Board Director of Gallaher, held positions as Chairman of Germany’s largest vending retailer, and as a Board member for Germany’s largest convenience store wholesaler. He also serves as a trustee for a major UK charity and as a mentor for the Prince’s trust charity – a charity founded by the Prince of Wales to help less-privileged young adults get their start in business.
Stephen B. Taylor, CA was appointed Chief Financial Officer on August 8, 2005 and brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. Mr. Taylor is a Chartered Accountant. From 2001 to 2005, he was President of BCL Advisors Inc., an investment banking company affiliated with Seale & Associates of Arlington, VA, which he founded. From 2002 to 2004, Mr. Taylor also served as Executive Vice President and Chief Operating Officer of Buffett, Taylor & Associates, a benefits consulting and wellness practice, functioning as Executive in Residence. Previous posts included senior financial and corporate roles at Derlan Industries, a TSX-listed aerospace company; President and Chief Operating Officer of Spellcaster Telecommunications, an early-stage private software company; and Vice President of Mergers and Acquisitions with Ernst & Young’s corporate finance practice. Mr. Taylor spent the first 11 years of his career at PricewaterhouseCoopers (formerly Coopers & Lybrand) auditing multinational clients in the manufacturing, mining and financial services sectors.

Michael Starzynski was appointed Chief Technology Officer on March 17, 2003, and has more than 20 years of global information technology experience in both the telecommunication and financial services sectors at some of North America’s largest companies as well as leading entrepreneurial organizations. From 2000 to 2003, he was Chief Technology Officer of Financial Models Company, a leading provider of investment management systems and services. From 1998 to 2000, he was Chief Technology Officer of SRG Software Inc., a software and consulting services company. Previous positions included Chief Technology Architect at CGI Canada and a 13-year career at Bell Canada, Canada’s leading telecommunication service provider.
Jenifer Cua, CGA joined CryptoLogic in May 1998, and has a decade of accounting and controller experience including expertise in treasury management, budgeting, forecasting and fraud management functions. On August 8, 2005, she was appointed Vice President, Finance and Treasurer, responsible for corporate and regulatory compliance, financing, mergers and acquisitions, treasury management and spearheading the Company’s Sarbanes-Oxley compliance. Previous posts at the Company included Interim Chief Financial Officer and Treasurer since 2004 and prior to that, she held the position of Director, Treasury. Ms. Cua is a Certified Public Accountant and Certified General Accountant.
Andrew Goetsch joined CryptoLogic as Vice President, Poker Software Development on December 20, 2004. Mr. Goetsch’s extensive strategic planning and poker experience is helping CryptoLogic continue the development of its software product plans in the fast-growing online poker market. He is an experienced poker player who has had several final table appearances, and more than 200 “in the money” finishes in tournaments held both online and around the world, including the main event in the 2004 World Series of Poker.
As a senior executive with over 20 years experience in strategic planning, technology, finance and mergers and acquisitions, Mr. Goetsch has increased sales and profits for consumer goods and manufacturing companies. He obtained his Certified Public Accountant designation with Coopers & Lybrand (now PricewaterhouseCoopers).
Marilyn Shabot was appointed Vice President, Human Resources on January 14, 2003, having joined CryptoLogic in March 2002 as Director, Human Resources. Ms. Shabot has more than 15 years in human resources with extensive experience in recruiting at all levels, department set-up, policy development, group benefit design, training assessment and implementation, and employee relations. From 2000 to 2002, she was Manager of Human Resources with Documentum Canada (The Bulldog Group Inc.), a leading provider of content management solutions. From 1997 to 2000, Ms. Shabot was Manager of Human Resources with Simcoe Parts Service Inc., an affiliate of Honda Canada Manufacturing.

Conflicts of Interest
Robert Stikeman is Chairman of CryptoLogic’s Board of Directors and reports to the Board, not to management. Mr. Stikeman is a law partner in a law firm that provides advice to the Company. While the Company does not believe that there is any material conflict of interest, as in any situation, there is potential for conflict when outside counsel is also a member of the Board. The Company does not believe Mr. Stikeman’s relationship with the Company should reasonably be perceived to materially interfere with his ability to act in the best interest of the Company, however, under Toronto Stock Exchange Guidelines, he is considered a “related director”, as he has a business relationship with the Board as a paid advisor.
Item 9: AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR
Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company to disclose in its Annual Information Form certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:
The Audit Committee’s Charter (Terms of Reference)
The Audit Committee has a charter. A copy of the Audit Committee Charter is provided in Schedule “A” hereto.
Composition of the Audit Committee
The members of the Audit Committee are Stephen Freedhoff, Randall Abramson and Nigel Simon. All members are “independent” within the meaning of MI 52-110. All members are considered to be “financially literate”. A member is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Company’s financial statements. A member of the committee is independent if the member has no direct or indirect material relationship with the Company which could in view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.
Relevant Education and Experience
Stephen Freedhoff, CA, CFP was a partner of a Canadian national accounting firm for 30 years and has extensive experience with public company financial reporting. He is Chairman of the Audit Committee.
Randall Abramson is a Chartered Financial Analyst and has been a portfolio manager for 13 years. He is co-founder and President of Strategic Capital Partners Inc. and co-founder and CEO of its affiliate, Strategic Advisors Corp, both portfolio management firms, and as such has extensive knowledge with public company financial reporting.

Nigel Simon has held senior management roles for 20 years with an approximately $4 billion FTSE 50 and NYSE-listed international company and studied corporate finance at the London Business School in England, and is familiar with financial reporting and accounting issues.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s recently completed financial year did the Company rely on exemptions in MI 52-110 (2.4), (3.2), (3.3(2)), (3.4), (3.5), (3.6), (3.8) or Part 8.
Audit Committee Oversight
The Audit Committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor that was not accepted by the Board of Directors.
Pre-Approval Policies and Procedures
The Audit Committee Charter sections 3(2)(f) and (g) require the Audit Committee to review all non-audit engagements of the auditor, and these reviews are individually considered on a case by case basis.
External Auditor Service Fees
The Audit Committee has reviewed the nature and amount of the non-audit services provided by KPMG LLP, to the Corporation to ensure auditor independence. Fees payable to KPMG LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

Years ended December 31,
(In thousands of US dollars)	2005	2004

Audit Fees(1)	$294	$198
Audit-Related Fees(2)	$77	$19
Tax Fees(3)	$187	$63
All Other Fees(4)	$14	$71

Total:	$572	$351

Notes:

1.	Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with US, Canadian and UK securities regulatory authorities.

2.	Audit-related fees were for services related to Sarbanes-Oxley.

3.	Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e. income tax, VAT, GST and excise taxes).

4.	Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included probity checks of employees and licensees and call centre advisory.

Item 10: LEGAL PROCEEDINGS
As at March 24, 2006 (being the latest practicable date prior to the publication of this document) the Company and its subsidiaries are not involved nor have they been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which the Company or its subsidiaries are aware) which may have or had in the past 12 months a significant effect on our financial position:
Given the nature of the business environment in which we operate and the relative strength of our financial position, other third parties have threatened to issue legal proceedings against the Company based on alleged infringement of patents, trademark, copyright and/or other intellectual property rights. None of these threats has as yet resulted in legal proceedings, although there can be no assurance that the assertion of such claims will not result in litigation or that the Company would prevail. An adverse determination in litigation proceedings could subject the Company to significant liabilities to third parties. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licences may not be available to the Company on satisfactory terms, if at all.
The Company closely monitors the progress of all threatened litigation and, where the Directors consider it appropriate, makes the appropriate provisions and reserves in its financial statements.
Item 11: TRANSFER AGENTS AND REGISTRARS
The Company’s transfer agents are Equity Transfer Services Inc. (Toronto, Canada) and Continental Stock Transfer & Trust Company (New York, USA).
Item 12: NAME OF EXPERTS
KPMG LLP, Chartered Accountants, has audited the consolidated financial statements of the Company for the years ended December 31, 2005 and 2004. KPMG LLP is independent in accordance with the rules of professional conduct which govern its professional activities in the Province of Ontario.
Item 13: ADDITIONAL INFORMATION
Additional information regarding the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, will be contained in the Company’s information circular in respect of the Company’s annual and special meeting of shareholders to be held on May 11, 2006. Additional financial information is provided in the Company’s comparative consolidated financial statements and notes thereto and Management’s Discussion and Analysis for the fiscal year ended December 31, 2005, which have been filed with various Securities Commissions and will be provided in the Company’s 2005 Annual Report.

Copies of the above documents and additional copies of this Annual Information Form may be obtained upon request by contacting the Company’s Investor Relations Department at the head office located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, telephone: 416-545-1455, fax: 416-545-1454, e-mail: investor.relations@cryptologic.com and have been filed and are available on SEDAR (www.sedar.com).

SCHEDULE A — AUDIT COMMITTEE TERMS OF REFERENCE
1	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of the Company is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

2.	COMPOSITION, PROCEDURES AND ORGANIZATION

2.1	The Committee shall consist of at least three members of the board of directors of the Company (the “Board”), each of whom shall be, in the determination of the Board, “unrelated” as that term is defined by the Toronto Stock Exchange Corporate Governance Guidelines, as amended from time to time, and Multilateral Instrument 52-110 where applicable, and the majority of whom shall be resident Canadians.

2.2	At least one member of the Committee shall be, in the determination of the Board, based on industry standards, “financially literate”, and at least one member of the Committee must have, in the determination of the Board, “accounting or related financial expertise”.

2.3	For the purposes of these terms of reference, a person is “financially literate” who, in the determination of the Board, based on industry standards, has the ability to understand financial statements of a breadth and level appropriate for complexity appropriate for the Company, and to evaluate the appropriateness and quality of financial reports to unit holders, with reference to balancing management’s objectives, investor pressures for earnings and revenues, balance with generally accepted accounting principles and auditing standards, and underlying business performance.

2.4	For the purposes of these terms of reference, a person who has “accounting or related financial expertise” has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller or principal accounting officer of an issuer, or from a position involving the performance of similar functions: (i) an understanding of Canadian generally accepted accounting principles, auditing standards, and financial statements; (ii) experience in the preparation or auditing of financial statements of generally comparable issuers, and (b) the application of Canadian generally accepted accounting principles and standards in connection with the accounting for estimates, accruals and reserves; (iii) experience with internal accounting controls and procedures and the verification of same; and (iv) an understanding of audit committee functions.

2.5	The Board, at its organizational meeting held in conjunction with each annual meeting of shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee.

2.6	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from amongst their number. The chair shall be an “unrelated” director and shall not have a second, or casting, vote.

2.7	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and its legal counsel, and to such information respecting the Company as it considers to be necessary or advisable in order to perform its duties.

2.8	Notice of every meeting shall be given to the external auditors, who shall, at the expense of the Company, be entitled to attend and to be heard thereat.

2.9	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet on a regular basis, at such times and at such locations as the chair of the Committee shall determine;

(b)	the external auditors or any member of the Committee may call a meeting of the Committee;

(c)	any director of the Company may request the chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the chair of the Committee;

(d)	the external auditors and management employees shall, when required by the Committee, attend any meeting of the Committee; and

(e)	the Committee may require any attendee at a meeting who is not an “unrelated” director to excuse himself from any meeting.
2.10	The external auditors may communicate directly with the chair of the Committee and may meet separately with the Committee. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee through the chair any matter involving questionable, illegal or improper practices or transactions, with open access to the Committee through appropriate channels that ensure the employee’s confidentiality and job security, as appropriate.

2.11	Compensation to members of the Committee shall be limited to director’s fees, either in the form of cash or equity, and members shall not accept consulting, advisory or other compensatory fees from the Company (other than as members of the Board and Board committee members).

2.12	The Committee as a whole or any individual member of the Committee is authorized, at the Company’s expense, to retain independent counsel and other advisors as it determines necessary to carry out its duties.

3.	DUTIES

3.1	The overall duties of the Committee shall be to:
(a)	assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

(c)	oversee the co-ordination of the activities of the external auditors;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

(e)	monitor the credibility and objectivity of the Company’s financial reports and satisfy itself that adequate procedures are in place for the review of Company information extracted from the financial statements;

(f)	report regularly to the Board on the fulfillment of the Committee’s duties;

(g)	establish procedures for the receipt and retention of complaints received by the Company regarding accounting, audit, and control matters;

(h)	assist the Board in the discharge of its duties relating to risk assessment and risk management; and

(i)	review and approve the hiring policies regarding employees or former employees of the external auditor.

3.2	The duties of the Committee as they relate to the external auditors shall be to:
(a)	review management’s recommendations for the appointment of external auditors, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged to provide audit services;

(b)	review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31 or any successor legislation, and the planned steps for an orderly transition;

(c)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31 or any successor legislation, on a routine basis, whether or not there is to be a change of external auditor;

(d)	review the engagement letters of the external auditors, both for audit and non-audit services and recommend to the Board their compensation;

(e)	review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditors;

(f)	review the nature of and fees for any non-audit services performed for the Company by the external auditors and with outside legal advice confirm that the nature and extent of such services does not contravene the requirements of applicable legislation that require the firm’s independence be maintained in carrying out the audit function; and

(g)	pre-approve all non-audit services to be provided to the Company or its affiliates by the external auditor.
3.3	The duties of the Committee as they relate to audits and financial reporting shall be to:
(a)	review the audit plan with the external auditor and management;

(b)	review with the external auditor and management any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Company’s financial and auditing personnel;

(g)	review the co-operation received by the external auditor from the Company’s personnel during the audit, any problems encountered by the external auditors and any restrictions on the external auditor’s work and resolve disagreements between management and the external auditor regarding financial reporting;

(h)	review the internal resources used;

(i)	review the evaluation of internal controls by the internal auditor (or persons performing the internal audit function) and the external auditors, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(j)	review the appointments of the chief financial officer, internal auditor (or persons performing the internal audit function) and any key financial executives involved in the financial reporting process;

(k)	review and recommend to the Board, the Company’s annual audited financial statements and those of its subsidiaries in conjunction with the report of the external auditors thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(1)	review and recommend to the Board, the Company’s interim unaudited financial statements, MD&A and press release, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(m)	establish a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and employees’ confidential anonymous submission of concerns regarding accounting and auditing matters; and

(n)	review the terms of reference for an internal auditor or internal audit function.
3.4	The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:
(a)	review changes to accounting principles of the Canadian Institute of Chartered Accountants and their US and UK counterparts which would have a significant impact on the Company’s financial reporting as reported to the Committee by management and the external auditors;

(b)	review the appropriateness of the accounting policies used in the preparation of the Company’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities or accruals as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior year’s financial statements and establish guidelines for re-statement;

(f)	review and approve before their release all public disclosure documents containing audited or unaudited financial information, including all press releases, prospectuses, annual reports to shareholders, annual information forms and management’s discussion and analysis; and

(g)	oversee and review all financial information and earnings guidance provided to analysts and rating agencies.
3.5	The other duties of the Committee shall include:
(a)	reviewing any inquires, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	formulating clear hiring policies for employees or former employees of the Company’s external auditors;

(c)	reviewing annual operating and capital budgets;

(d)	reviewing the funding and administration of the Company’s compensation and pension plans;

(e)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(f)	inquiring of management and the external auditors as to any activities that may be or may appear to be illegal or unethical; and

(g)	any other questions or matters referred to it by the Board.